EXHIBIT 10.35(g)

SEVENTH AMENDMENT TO CREDIT AGREEMENT

SEVENTH AMENDMENT, dated as of July 1, 2004, to the Credit Agreement referred to below (this "Amendment") among BUTLER INTERNATIONAL, INC., a Maryland corporation ("Holdings"), BUTLER SERVICE GROUP, INC., a New Jersey corporation, as Borrower (the "Borrower"); the other Credit Parties signatory hereto; GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity, "GE Capital"), for itself, as Lender, and as Agent for Lenders ("Agent") and the other Lenders signatory hereto from time to time.

W I T N E S S E T H:

WHEREAS, Borrower, the other Credit Parties signatory thereto, Agent, and Lenders signatory thereto are parties to that certain Second Amended and Restated Credit Agreement, dated as of September 28, 2001 (including all annexes, exhibits and schedules thereto, and as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"); and

WHEREAS, Agent and Lenders have agreed to amend the Credit Agreement and to waive certain violations of the Credit Agreement in the manner, and on the terms and conditions, provided for herein.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   Definitions. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement or Annex A thereto.

2.   Amendment to Section 1.1(b)(i)(2) of Credit Agreement. Section 1.1(b)(i)(2) of the Credit Agreement is hereby amended and restated as of the Amendment Effective Date by inserting the following language immediately following the last word of such Section 1.1(b)(i)(2):

> ", and provided, further, that the requirement to make the regularly scheduled amortization payment on the Term Loan A on the first day of July, 2004, is hereby deferred until the earlier to occur of (a) Borrower's refinancing of the Indebtedness secured by the mortgage on the Montvale Property and guaranteed by the Credit Parties, on terms and conditions satisfactory to Agent, or (b) August 31, 2004."

3.   Amendment to Annex A of the Credit Agreement. Annex A of the Credit Agreement is hereby amended as of the Amendment Effective Date by amending the definition of "Commitment Termination Date" set forth in such Annex A by deleting the text "March 31, 2005" in clause (a) of such definition and substituting in lieu thereof the text "July 1, 2005".

EXHIBIT 10.35(g) (Cont'd)

4.   Amendment to Annex F of the Credit Agreement. Annex F of the Credit Agreement is hereby amended as of the Amendment Effective Date by adding the following paragraph immediately following clause (h) of such Annex F:

"Without limiting the foregoing, on or prior to July 9, 2004, Borrower shall deliver to Agent an updated forecast of Borrowing Availability on a weekly basis for the period from July 5, 2004 through August 31, 2004, in form and substance reasonably satisfactory to Agent."

5.   Representations and Warranties. To induce Agent and Lenders to enter into this Amendment, each of Holdings and Borrower makes the following representations and warranties to Agent and Lenders:

(a)   The execution, delivery and performance of this Amendment and the performance of the Credit Agreement, as amended by this Amendment (the "Amended Credit Agreement") by Borrower and the other Credit Parties: (a) is within such Person's organizational power; (b) has been duly authorized by all necessary or proper corporate and shareholder action; (c) does not contravene any provision of such Person's charter or bylaws or equivalent organizational documents; (d) does not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) does not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound; (f) does not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favor of Agent pursuant to the Loan Documents; and (g) does not require the consent or approval of any Governmental Authority or any other Person.

(b)   This Amendment has been duly executed and delivered by or on behalf of each of Holdings, Borrower and the other Credit Parties.

(c)   Each of this Amendment and the Amended Credit Agreement constitutes a legal, valid and binding obligation of Borrower and each of the other Credit Parties party thereto, enforceable against each in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)   No Default or Event of Default has occurred and is continuing after giving effect to this Amendment.

(e)   No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any Governmental Authority, or before any arbitrator or panel of arbitrators, (i) which challenges Borrower's or, to the extent applicable, any other Credit Party's right, power, or competence to

EXHIBIT 10.35(g) (Cont'd)

enter into this Amendment or perform any of their respective obligations under this Amendment, the Amended Credit Agreement or any other Loan Document, or the validity or enforceability of this Amendment, the Amended Credit Agreement or any other Loan Document or any action taken under this Amendment, the Amended Credit Agreement or any other Loan Document or (ii) which if determined adversely, is reasonably likely to have or result in a Material Adverse Effect. To the knowledge of Holdings or Borrower, there does not exist a state of facts which is reasonably likely to give rise to such proceedings.

(f) The representations and warranties of Borrower and the other Credit Parties contained in the Credit Agreement and each other Loan Document shall be true and correct on and as of the Amendment Effective Date and the date hereof with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

6. No Other Amendments/Waivers. Except as expressly amended herein, the Credit Agreement and the other Loan Documents shall be unmodified and shall continue to be in full force and effect in accordance with their terms. In addition, this Amendment shall not be deemed a waiver of any term or condition of any Loan Document and shall not be deemed to prejudice any right or rights which Agent, for itself and Lenders, may now have or may have in the future under or in connection with any Loan Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time.

7. Outstanding Indebtedness; Waiver of Claims. Each of Borrower and the other Credit Parties hereby acknowledges and agrees that, as of June 28, 2004, the aggregate outstanding principal amount of (i) the Revolving Loan is $24,893,211.02, (ii) the Term Loan A is $16,000,000 and (iii) the Term Loan B is $18,000,000, and that such principal amounts are payable pursuant to the Credit Agreement without defense, offset, withholding, counterclaim or deduction of any kind. Borrower and each other Credit Party hereby waives, releases, remises and forever discharges Agent, Lenders and each other Indemnified Person from any and all claims, suits, actions, investigations, proceedings or demands arising out of or in connection with the Credit Agreement (collectively, "Claims"), whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law of any kind or character, known or unknown, which Borrower or any other Credit Party ever had, now has or might hereafter have against Agent or Lenders which relates, directly or indirectly, to any acts or omissions of Agent, Lenders or any other Indemnified Person on or prior to the date hereof, provided, that neither Borrower nor any other Credit Party waives any Claim solely to the extent such Claim relates to the Agent's or any Lender's gross negligence or willful misconduct.

8. Expenses. Borrower and the other Credit Parties hereby reconfirm their respective obligations pursuant to Sections 1.9 and 11.3 of the Credit Agreement to pay and reimburse Agent, for itself and Lenders, for all reasonable costs and expenses (including, without limitation, reasonable fees of counsel) incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and all other documents and instruments delivered in connection herewith.

EXHIBIT 10.35(g) (Cont'd)

9.   Issuance of Holdings Shares; Additional Representations and Warranties.

(a)   In consideration for the amendments, waivers and other accommodations herein, Holdings hereby agrees to issue to GE Capital, in the name of GE Capital CFE, Inc., a Delaware corporation ("CFE"), twenty-five thousand shares (25,000) of common stock of Holdings (the "Holdings Shares") within ten (10) days of the date of this Amendment (the date of such issuance, the "Issuance Date").

(b)   In addition to the representations and warranties set forth in Section 5 hereof, Holdings hereby makes the following representations and warranties to CFE, to Agent and to GE Capital as of the Issuance Date:

(i)   upon the execution of this Amendment, all of the Holdings Shares shall have been duly authorized and validly issued; shall be outstanding, fully paid and non-assessable; and title thereto shall pass to CFE free and clear of all liens, charges, pledges, security interests, claims and encumbrances;

(ii)   all of the Holdings Shares shall be delivered to UBS Paine Webber by Holdings' transfer agent for the account and sole benefit of CFE;

(iii)   none of the Holdings Shares will have been issued in violation of any federal or state securities laws to which this issuance may be subject; and

(iv)   the issuance of the Holdings Shares to CFE will not require registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to any applicable state securities laws in effect on the date hereof.

(c)   CFE hereby makes the following representations and warranties to Holdings as of the Issuance Date:

(i)   CFE understands that the Holdings Shares may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement under the Securities Act, and applicable state securities laws or pursuant to an exemption therefrom; and

(ii)   CFE (A) is an "Accredited Investor" as defined in Rule 501(a) promulgated under the Securities Act; (B) is an investor experienced in the evaluation of businesses similar to the business of Holdings; (C) is able to fend for itself in the transaction contemplated by this Amendment; (D) has such knowledge and experience in financial, business and investment matters as to be capable of evaluating the merits and risks of an investment in the Holdings Shares; (E) has the ability to bear the economic risks of such investment; (F) was not organized or reorganized for the specific purpose of acquiring the Holdings Shares; and (G) has been afforded, prior to the date hereof, the opportunity to ask questions of, and to receive answers from, Holdings and to obtain any additional information, to the extent that Holdings has such information or could have acquired it without unreasonable effort or expense, all as

EXHIBIT 10.35(g) (Cont'd)

necessary for CFE to make an informed investment decision with respect to the receipt of the Holdings Shares.

10.   Effectiveness. This Amendment shall be deemed effective as of the date hereof (the "Amendment Effective Date") only upon satisfaction in full in the judgment of Agent of each of the following conditions:

(a)   Amendment. Agent shall have received five (5) original copies of this Amendment duly executed and delivered by Agent, each Lender, Borrower and the other Credit Parties.

(b)   Payment of Expenses. Borrower shall have paid to Agent all costs, fees and expenses owing in connection with this Amendment and the other Loan Documents and due to Agent (including, without limitation, reasonable legal fees and expenses).

(c)   Representations and Warranties. The representations and warranties of or on behalf of the Credit Parties in this Amendment shall be shall be true and correct on and as of the Amendment Effective Date and the date hereof, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

11.   GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

12.   Counterparts. This Amendment may be executed by the parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[SIGNATURE PAGES FOLLOW]

EXHIBIT 10.35(g) (Cont'd)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first above written.

BUTLER SERVICE GROUP, INC.

By: _____

Name: _____

Title: _____

GENERAL ELECTRIC CAPITAL CORPORATION, as Agent and Lender

By: _____

     Duly Authorized Signatory

EXHIBIT 10.35(g) (Cont'd)

The following Persons are signatories to this Amendment in their capacity as Credit Parties and not as Borrowers.

BUTLER INTERNATIONAL, INC.

By: _____
Name: _____
Title: _____

BUTLER SERVICES INTERNATIONAL, INC.

By: _____
Name: _____
Title: _____

BUTLER TELECOM, INC.

By: _____
Name: _____
Title: _____

BUTLER SERVICES, INC.

By: _____
Name: _____
Title: _____

BUTLER UTILITY SERVICE, INC.

By: _____
Name: _____
Title: _____